FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of April 30, 2012

TENARIS, S.A.
(Translation of Registrant's name into English)

TENARIS, S.A.
46a, Avenue John F. Kennedy
L-1855 Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓  Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes __ No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris's press release announcing its 2012 first quarter results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2012

Tenaris, S.A.

By: /s/ Cecilia Bilesio
Cecilia Bilesio
Corporate Secretary

Giovanni Sardagna
Tenaris
 1-888-300-5432
www.tenaris.com

Tenaris Announces 2012 First Quarter Results

The financial and operational information contained in this press release is based on unaudited consolidated financial statements presented in U.S. dollars and prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board and adopted by the European Union, or IFRS.

Luxembourg, April 26, 2012. - Tenaris S.A. (NYSE, Buenos Aires and Mexico: TS and MTA Italy: TEN) (“Tenaris”) today announced its results for the quarter ended March 31, 2012 in comparison with its results for the quarter ended March 31, 2011.

Summary of 2012 First Quarter Results

(Comparison with fourth and first quarters of 2011)
	Q1 2012	Q4 2011		Q1 2011
Net sales (US$ million)	2,617.3	2,750.6	(5%)	2,324.0	13%
Operating income1 (US$ million)	566.2	538.0	5%	428.6	32%
Net income (US$ million)	453.4	426.3	6%	324.2	40%
Shareholders’ net income (US$ million)	443.8	399.6	11%	319.4	39%
Earnings per ADS (US$)	0.75	0.68	11%	0.54	39%
Earnings per share (US$)	0.38	0.34	11%	0.27	39%
EBITDA1 (US$ million)	704.4	691.9	2%	558.0	26%
EBITDA margin (% of net sales)	27%	25%		24%

Our first quarter sales decreased 5% sequentially as sales were impacted by lower line pipe shipments for HPI and pipeline projects and we had lower OCTG shipments in Colombia and Saudi Arabia. However, our EBITDA and operating margins continued to improve reflecting lower raw material costs and plant allocation efficiencies. Operating income rose 5% sequentially and earnings per share rose 11% sequentially and 39% year on year.

Cash provided by operating activities reached US$605 million during the quarter and, after investing US$505 million in Usiminas and US$196 million in capital expenditures, our net cash position (cash and other current investments less total borrowings) decreased by US$65 million ending the quarter at US$259 million.

1 Effective January 1, 2012, we recorded the Mexican employee statutory profit sharing provision (US$14.1 million in IQ 2012), under labor costs instead of recording it in the income tax line. Comparative amounts have been reclassified to conform to changes in presentation in the current period (lower operating income offset by lower income tax amounting to US$17.7 million in IVQ 2011 and US$12.9 million in IQ2011).

Change in Functional Currency of Mexican, Canadian and Japanese Subsidiaries

Starting January 1, 2012, the Company changed the functional currency of its Mexican, Canadian and Japanese subsidiaries, from their respective local currencies to the U.S. dollar. From that date forward, the results of these subsidiaries have been and will be measured in U.S. dollars.

Market Background and Outlook

Global demand for energy, in spite of the difficult economic situation in Europe and unusually warm winter in the USA, continues to rise and energy companies are increasing their investments in exploration and production activity. Demand for tubular products for complex applications is growing at a faster pace than that for standard applications as investments are taking place in more difficult operating environments.

Drilling activity is expected to remain stable this year in North America, as higher oil drilling offsets  lower gas drilling. In the rest of the world, it is expected to increase supported by current oil and gas prices and led by growth in the development of deepwater and unconventional reserves as well as complex conventional gas drilling.

Sales to oil and gas customers, particularly of premium products, are expected to increase during the year but sales to HPI, power generation and industrial customers in Europe will continue to be affected by weak economic activity.

Average selling prices may increase due to product mix improvements but operating margins are expected to remain close to current levels during the rest of 2012.

Sales and operating income are expected to continue to show strong year on year growth during the remainder of the year.

Analysis of 2012 First Quarter Results

Sales volume (metric tons)	Q1 2012	Q4 2011		Q1 2011
Tubes – Seamless	664,000	709,000	(6%)	621,000	7%
Tubes – Welded	251,000	234,000	7%	233,000	8%
Tubes – Total	915,000	943,000	(3%)	854,000	7%
Projects – Welded	43,000	71,000	(39%)	75,000	(43%)
Total	958,000	1,014,000	(6%)	929,000	3%

Tubes	Q1 2012	Q4 2011		Q1 2011
(Net sales - $ million)
North America	1,289.2	1,174.0	10%	978.5	32%
South America	323.2	360.1	(10%)	318.2	2%
Europe	263.1	268.0	(2%)	243.8	8%
Middle East & Africa	284.8	389.1	(27%)	297.8	(4%)
Far East & Oceania	128.5	174.7	(26%)	129.0	(0%)
Total net sales ($ million)	2,288.7	2,365.9	(3%)	1,967.3	16%
Cost of sales (% of sales)	60%	62%		61%
Operating income ($ million)	508.6	477.8	6%	359.2	42%
Operating income (% of sales)	22%	20%		18%

Net sales of tubular products and services decreased 3% sequentially but increased 16% year on year. In North America, sales rose sequentially in Canada and the United States. In South America, sales decreased sequentially due principally to lower OCTG shipments in Colombia where activity has been affected by rig movements and contract discussions. In Europe, sales remained flat as demand from distributors for industrial and line pipe products continues to be weak due to low economic activity. In the Middle East & Africa, sales decreased sequentially mainly due to lower OCTG sales to Saudi Arabia and lower sales to HPI projects. In the Far East & Oceania sales decreased sequentially mainly due to lower line pipe shipments and lower OCTG sales to China.

Operating income from tubular products and services increased 6% sequentially, despite the decrease in sales, as the operating margin increased 2 percentage points, reflecting lower raw material costs and plant allocation efficiencies.

Projects	Q1 2012	Q4 2011		Q1 2011
Net sales ($ million)	140.1	186.0	(25%)	175.0	(20%)
Cost of sales (% of sales)	67%	71%		69%
Operating income ($ million)	26.1	28.3	(8%)	31.8	(18%)
Operating income (% of sales)	19%	15%		18%

Projects net sales amounted to US$140.1 million in the first quarter of 2012, compared to US$186.0 million in the previous quarter and US$175.0 million in the first quarter of 2011. Sequentially, the 25% decrease in revenues reflected a 40% decrease in shipments, due to lower shipments to pipeline projects in Brazil, Argentina and Peru, partially offset by a 25% increase in average selling prices due to a better product mix, which was also reflected in the improvement in the operating margin.

Others	Q1 2012	Q4 2011		Q1 2011
Net sales ($ million)	188.6	198.6	(5%)	181.7	4%
Cost of sales (% of sales)	71%	72%		68%
Operating income ($ million)	31.5	32.0	(2%)	37.5	(16%)
Operating income (% of sales)	17%	16%		21%

Net sales of other products and services amounted to US$188.6 million in the first quarter of 2012, 5% lower sequentially and 4% higher relative to the first quarter of 2011. The sequential decrease in sales and operating income was mainly due to lower sales of industrial equipment in Brazil, partially offset by higher sales sucker rods and of pipes for electric conduits.

Selling, general and administrative expenses, or SG&A, amounted to 17.0% of net sales in the first quarter of 2012, compared to 17.3% in the previous quarter and 19.4% in the first quarter of 2011. In absolute terms, SG&A also decreased, amounting to US$444.1 million in the first quarter of 2012, compared to US$474.8 million in the previous quarter and US$451.3 million in the first quarter of 2011. The sequential decrease was due to lower amortization of intangible assets, lower selling expenses (due to a decrease in volumes and a recovery of previously provisioned doubtful accounts), partially offset by higher labor costs.

Net interest expenses amounted to US$0.3 million in the first quarter of 2012, compared to US$2.0 million in the previous quarter and US$5.4 million in the first quarter of 2011.

Other financial results generated a gain of US$13.1 million during the first quarter of 2012, compared to a loss of US$5.4 million in the previous quarter and a gain of US$1.1 million during the first quarter of 2011. These results largely reflect gains and losses on net foreign exchange transactions and the fair value of derivative instruments and are partially offset by changes to our net equity position. These gains and losses are mainly attributable to variations in the exchange rates between our subsidiaries’ functional currencies (other than the US dollar) and the US dollar in accordance with IFRS. During the first quarter of 2012, these gains were mainly derived from the strengthening of the Brazilian real (+2.9%) on a U.S. dollar denominated debt position in Brazil.

Equity in earnings of associated companies generated a gain of US$19.2 million in the first quarter of 2012, compared to a gain of US$13.0 million in the previous quarter and a gain of US$24.3 million in the first quarter of 2011. These results were derived mainly from our equity investment in Ternium (NYSE:TX).

Income tax charges totaled US$144.7 million in the first quarter of 2012, equivalent to 25% of income before equity in earnings of associated companies and income tax, compared to 21% in the previous quarter and 28% in the first quarter of 2011.

Income attributable to non-controlling interests amounted to US$9.6 million in the first quarter of 2012, compared to US$26.8 million in the previous quarter and US$4.8 million in the first quarter of 2011. The sequential decrease is mainly due to losses at our Japanese subsidiary during the quarter.

Cash Flow and Liquidity

Net cash provided by operations during the first quarter of 2012 was US$604.7 million, compared to US$456.2 million in the previous quarter and US$165.7 million in the first quarter of 2011.

Capital expenditures amounted to US$196.4 million for the first quarter of 2012, compared to US$188.7 million in the previous quarter and US$210.6 million in the first quarter of 2011. In addition, during the quarter we invested US$504.6 million in Usiminas.

At the end of the quarter, our net cash position (cash and other current investments less total borrowings) amounted to US$258.6 million.

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to future oil and gas prices and their impact on investment programs by oil and gas companies.

Consolidated Condensed Interim Income Statement

(all amounts in thousands of U.S. dollars)	Three-month period ended March 31,
	2012	2011
Continuing operations	Unaudited
Net sales	2,617,349	2,323,965
Cost of sales	(1,611,097)	(1,445,679)
Gross profit	1,006,252	878,286
Selling, general and administrative expenses	(444,143)	(451,329)
Other operating income (expenses) net	4,092	1,621
Operating income	566,201	428,578
Interest income	9,583	7,687
Interest expense	(9,925)	(13,041)
Other financial results	13,081	1,058
Income before equity in earnings of associated companies and income tax	578,940	424,282
Equity in earnings of associated companies	19,162	24,285
Income before income tax	598,102	448,567
Income tax	(144,674)	(124,370)
Income for the period / year	453,428	324,197

Attributable to:
Equity holders of the Company	443,840	319,374
Non-controlling interests	9,588	4,823
	453,428	324,197

Consolidated Condensed Interim Statement of Financial Position

(all amounts in thousands of U.S. dollars)	At March 31, 2012		At December 31, 2011
	Unaudited
ASSETS
Non-current assets
Property, plant and equipment, net	4,184,142		4,053,653
Intangible assets, net	3,330,778		3,375,930
Investments in associated companies	1,179,985		670,248
Other investments	2,574		2,543
Deferred tax assets	236,263		234,760
Receivables	137,042	9,070,784	133,280	8,470,414

Current assets
Inventories	2,864,315		2,806,409
Receivables and prepayments	273,638		241,801
Current tax assets	148,110		168,329
Trade receivables	1,957,577		1,900,591
Available for sale assets	21,572		21,572
Other investments	420,193		430,776
Cash and cash equivalents	1,076,803	6,762,208	823,743	6,393,221
Total assets		15,832,992		14,863,635

EQUITY
Capital and reserves attributable to the Company’s equity holders		10,985,560		10,506,227
Non-controlling interests		689,110		666,716
Total equity		11,674,670		11,172,943

LIABILITIES
Non-current liabilities
Borrowings	425,139		149,775
Deferred tax liabilities	797,324		828,545
Other liabilities	231,009		233,653
Provisions	74,353		72,975
Trade payables	1,727	1,529,552	2,045	1,286,993

Current liabilities
Borrowings	813,255		781,101
Current tax liabilities	386,261		326,480
Other liabilities	336,782		305,214
Provisions	24,096		33,605
Customer advances	156,888		55,564
Trade payables	911,488	2,628,770	901,735	2,403,699
Total liabilities		4,158,322		3,690,692
Total equity and liabilities		15,832,992		14,863,635

Consolidated Condensed Interim Statement of Cash Flows
	Three-month period ended March 31,
(all amounts in thousands of U.S. dollars)	2012	2011
	Unaudited
Cash flows from operating activities
Income for the period	453,428	324,197
Adjustments for:
Depreciation and amortization	138,159	129,384
Income tax accruals less payments	49,495	31,760
Equity in earnings of associated companies	(19,162)	(24,285)
Interest accruals less payments, net	(18,293)	(14,038)
Changes in provisions	(8,131)	18,017
Changes in working capital	(5,036)	(379,990)
Other, including currency translation adjustment	14,237	80,610
Net cash provided by operating activities	604,697	165,655

Cash flows from investing activities
Capital expenditures	(196,395)	(210,620)
Acquisitions of subsidiaries and associated companies	(504,597)	-
Proceeds from disposal of property, plant and equipment and intangible assets	4,772	1,255
Changes in investments in short term securities	10,583	10,952
Net cash used in investing activities	(685,637)	(198,413)

Cash flows from financing activities

Dividends paid to non-controlling interest in subsidiaries	(905)	-
Acquisitions of non-controlling interests	(12)	(5,050)
Proceeds from borrowings	545,779	309,280
Repayments of borrowings	(237,103)	(231,530)
Net cash provided by financing activities	307,759	72,700

Increase in cash and cash equivalents	226,819	39,942

Movement in cash and cash equivalents
At the beginning of the period	815,032	820,165
Effect of exchange rate changes	18,708	5,121
Increase in cash and cash equivalents	226,819	39,942
At March 31,	1,060,559	865,228

	At March 31,
Cash and cash equivalents	2012	2011
Cash and bank deposits	1,076,803	903,814
Bank overdrafts	(16,244)	(38,586)
	1,060,559	865,228